FORM 5		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response........1.0
	Form 3 Holdings Reported
	Form 4 Transactions Reported	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Saltoun, Elie
2. Issuer Name and Ticker or Trading Symbol
Minghua Group International Holdings Limited (MGHA)
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
 ___X_____Director             _________% Owner
 _________Officer (give title below)       _________Other (specify below)

(Last)     (First)     (Middle)
54 Pine Street 4th Floor
3. I.R.S. Identification Number of Reporting Person, if an entity(voluntary)
4. Statement for Month/Year December /2001

(Street) New York, New York 10005

5. If Amendment, Date of Original (Month/Year)
 7.  Individual or Joint/Group Reporting (check applicable line)
__X___Form filed by One Reporting Person _______Form filed by More than One Reporting Person

    (City)        (State)
(Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)
2. Trans-     action
Date (Month/ Day/ Year)
3. Trans-     action
Code (Instr.8)
4. Securities Acquired (A)     or Disposed of (D)
(Instr. 3, 4 and 5)
5. Amount of     Securities     Beneficially
     Owned at End     of Issuer's     Fiscal Year
(Instr.3 and 4)
6. Ownership     Form:     Direct
     (D) or     Indirect     (I)
(Instr.4)
7. Nature of     Indirect     Bene-
ficial Owner- ship (Instr.4)

Amount
(A) or (D)
Price

Common Stock, $0.01 par value per share
April 2, 2001
S
2,195,878
D
$0.08197/sh $180,000/ Aggregate
585,685
I
Held by First Pacific Capital Ltd., an entity wholly-owned by Elie Saltoun

Common Stock, $0.01 par value per share
April 5, 2001
J
385,685
D
$0.20(1)
585,685
I
Held by First Pacific Capital Ltd., an entity wholly-owned by Elie Saltoun

*If the form is filed by more than one reporting person, see instruction 4(b)(v).
(Over)

SEC 2270 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required
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FORM 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)
2. Conver-     sion or     Exercise
Price of Deriv- ative Security
3. Trans-     action     Date
(Month/ Day/ year)
4. Trans- Code (Instr. 8)
5. Number of     Derivative     Securities
Acquired(A) or Disposed of (D) (Instr.3,4 and 5)
6. Date Exervisable and Expiration Date (Month/Day/Year)
7. Title and Amount of Underlying Securities (Instr.3 and 4)
8. Price of     Derivative     Security
(Instr.5)
9. Number of     Derivative     Securities
Beneficially Owned at End of Year (Instr. 4)
10. Owner-ship Form of Derivaitve Security Direct (D) or Indirect (I) (Instr.4)
11. Nature of       Indirect      Beneficial
Ownership (Instr.4>

(A)
(D)
Date Extr- cisable
Expiration Date
Title
Amount or Number of Shares

Warrant
$0.20
4/2/01
A
500,000

(2)
4/2/04
Common Stock $0.01 par value
500,000
$0
500,000
I
Held by First Pacific Capital Ltd., an entity wholly-owned by Elie Saltoun

Explanation of Responses:

  On April 5, 2001, we entered into a letter agreement with First Pacific Capital Ltd., an entity controlled by Elie Saltoun (“First
Pacific”), and its affiliates regarding the repayment of a $77,137 shareholder loan made by First Pacific to the Company.  Pursuant to this letter agreement, the Company agreed to issue to First Pacific 385,685 shares of common stock in full satisfaction of this shareholder loan.  The shares represented $77,137 worth of common stock calculated as of the date of the letter agreement (i.e., $.20 per share).  First Pacific granted us a general release (including a release for the shareholder loan) in the letter agreement in exchange for such shares.

  The warrant is subject to the following vesting schedule: the warrant becomes exercisable to purchase 41,667 of the shares of common stock underlying the warrant on first day of each month commencing May 1, 2001 so long as First Pacific does not terminate the consulting agreement; provided, however, that if the Company terminates the consulting agreement for any reason, then the warrant would automatically become 100% vested on an accelerated basis as of the date of termination.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).
/s/Saltoun, Elie ** Signature of Reporting Person
2/14/02 Date

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.

Page 2

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